Contact

www.linkedin.com/in/athenadoshi
(LinkedIn)

Top Skills

Product Management

Digital Health

Software Product Management

Languages

English (Native or Bilingual)

Hindi (Native or Bilingual)

French (Professional Working)

Certifications

IGCSE

Adult and Pediatric First Aid/CPR/
AED

Basic Life Support for Healthcare
Providers (BLS)

The International Baccalaureate
Diploma

Honors-Awards

Honorable Mention

Accelerated Completion of IB Group
4 Project on level of amphoterism of
unknown water bodies

Publications

French Fries

Athena D.

2x Founder | GTM and Partnerships Leader
New York, New York, United States

Summary

2X Founder with a passion for innovation in healthcare to address
the gender-data gap. Currently building meaningful user experiences
in the healthcare infrastructure space.

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Experience

Steer Health
Interim Director of Growth, Enterprise
September 2023 - December 2024 (1 year 4 months)

Celeste
Founder and CEO
February 2023 - December 2024 (1 year 11 months)

Personalized Birth Control (Pivot to ExactRx - ExactRx delivers AI-Native
Surgical Units: ExactRx-AI is the only comprehensive clinical AI that operates
entirely offline. We drive insights from fragmented medical data to increase
patient visibility, improve collaboration between care teams, simplify clinical
workflows, and enable clinicians to practice at the top of their license)

Primary Venture Partners
Founder Fellow
June 2023 - September 2023 (4 months)
New York City Metropolitan Area

Omada Health
Product Management, Cardiometabolic Member Experience
December 2021 - December 2022 (1 year 1 month)
Seattle, Washington, United States

Enhancing foundational telehealth platform experience for members with
pre-diabetes, hypertension, and Type 1/Type 2 Diabetes; with a focus on
increasing engagement and activation of BIPoC members, and building a
personalized and accessible care model.

- Managing a team of 15 software engineers, designers, clinicians, and data scientists to develop product vision
- Championing member experience improvements with a focus on activation of ethnically underserved members
- Improving clinical metric capture rates of glucose monitoring devices for patients with Type 1 and 2 diabetes
- Translating behavior science and clinical best practices into intuitive product experiences that help members achieve their health goals through sustainable lifestyle change
- Driving product design and development lifecycle for an integrated virtual clinic: product vision, strategy and roadmap
- Implementing pilot and beta programs; and developing white papers, case studies, and user stories
- Creating product specs with user researchers and UX designers
- Conducting product backlog prioritization with the design and engineering departments

Heartbeat Health
Clinical Research Coordinator
January 2021 - December 2021 (1 year)
New York, United States

- Spearheaded pilot initiatives that examine the role of virtual cardiovascular care in reducing readmissions in a high-risk post-discharge cohort
- Managed clinical research, data analysis through RedCap, and data reporting to key insurance providers and stakeholders
- Lead patient onboarding, maintenance, and offboarding, including clinical support (pre-charting, ensuring treatment compliance, and lab requests) for providers
- Worked cross-functionally with UX designers, engineers, and the clinical team to identify and address user pain points through discovery research and data analysis
- Analyzed user data and pilot program statistics to define the core product vision, goals, functionality, and requirements
- Provided technical support (app-troubleshooting) to drive product development

Project Kilimanjaro
Founder and Director
July 2018 - December 2021 (3 years 6 months)
San Francisco Bay Area

As the founder of Project Kilimanjaro, I transformed it from a grassroots initiative into a global leader in community-driven public health solutions, culminating in the development and eventual acquisition of CHI-APP, our flagship public health project management platform powered by applied AI. Key achievements include:

- Developing CHI-APP, a public health project management platform powered by applied AI, to analyze real population health data and streamline the design, implementation, and monitoring of health and education programs, enabling scalable, sustainable impact.
- Establishing core partnerships with 1000+ NGOs, grassroots organizations, multinational corporations, government agencies, and academic institutions
- Expanding the organization from 1 to 50+ professional volunteers recruited internationally.
- Building a mentorship pipeline by partnering with UC San Diego Global TIES to support engineering students in public health innovation.
- Conducting clinical research with UC San Francisco, UC San Diego, and Rutgers New Jersey Medical School to validate our co-design methodology.
- Standardizing protocols for budgets, grants, field logistics, and corporate partnerships.
- Delivering health education programs, including HIV/AIDS prevention, infectious disease management, First-Aid training, and menstrual health education for Tanzanian Maasai communities.
- Securing non-dilutive funding to scale public health initiatives

ZAND DERMATOLOGY INC
Medical and Surgical Assistant
October 2020 - February 2021 (5 months)
Mill Valley, California, United States

- Surgical: assisted in Mohs Micrographic Surgery, reconstruction for facial skin cancers, and surgical excisions for melanomas and skin biopsies; performed suture removals; explained post-op wound care
- Medical: greeted patients and established a warm rapport, scribed detailed and accurate medical history, answered basic medical questions
- Cosmetic: assisted in treatments such as Botox, fillers, lasers, chemical peels; assisted in patient care and post-treatment processes
- Back office medical: explained skin cancer diagnoses and treatment plans, created templates for medical visits in the EMR, updated patient forms, created educational handouts

- Skin care product sales: educated patients on ingredients and uses of prescribed skincare products
- Social Media: designed videos, photos and promotional material

Odoo
Implementation Consultant/Business Systems Analyst
December 2019 - October 2020 (11 months)
San Francisco Bay Area

- Developed Odoo's leading Electronic Health Record and Diagnosis System
- Managed end-to-end, client-facing agile implementation of integrated business applications
- Involved at all stages of the implementation: gap analysis, functional analysis, technical analysis, development, deployment, security, infrastructure, training, production, support, maintenance, upgrades
- Championed growth of R&D by creating an EHR development manifest for open-source software
- Performed high level of front-end customization using XPath/XML programming
- Built strong client relationships with executives in the global healthcare market
- Managed multiple projects effectively in demanding environment with tight deadlines.

Diabeatit
Product Design and Development Team Lead
September 2018 - December 2019 (1 year 4 months)
Greater San Diego Area

Diabeatit is a health education application on Android, currently featuring one interactive mini-game. The current prototype is a working video game on Android tablets that follows the life of a young character, named Zac, with a relatable lifestyle, as he makes everyday decisions that can affect his risk for developing type 2 diabetes. The game is designed to engage children ages 8-13 in making improvements to their health behavior by allowing users to make decisions for Zac. The goal is to create a hands-on experience for kids, and we plan to implement Diabeatit beyond apps on personal devices, to implementation as semi-permanent fixtures in public spaces, such as schools and waiting rooms of clinics and doctor's offices. In the future, we hope Diabeatit can grow beyond an application into an immersive health education experience that's both informative and entertaining.

• Implementation and coding the application in Unity and C Sharp to produce a product prototype

• User testing with children to gather valuable insight and feedback and interview children to create personas of user groups; developing low-level prototypes and then work alongside the Development subteam to translate those prototypes into implementation

Atutu
Consultant
September 2018 - December 2019 (1 year 4 months)
Greater San Diego Area

- Develop CSR protocols and implemented CSR-interaction interface (high-level prototype)
- Conducted R&D of UI with reference from CSR initiatives of corporate clients
- IBM and Deloitte
- Implemented financial growth models to improve project effectiveness in global communities
- Designed sustainable solutions for improving operational efficiency of project lifecycle - positioning, proposal development, implementation, feedback analysis
- Improved international client relations and developed strategies to increase donor markets in India and Mexico

SANFORD CONSORTIUM FOR REGENERATIVE MEDICINE
Undergraduate Researcher, The Goldstien Lab
June 2018 - July 2019 (1 year 2 months)
La Jolla, CA

The primary goals in the Goldstein lab are to unravel how molecular motors interact with, and control the behavior of, axonal vesicles, and to relate this understanding to the molecular basis of neuronal defects in Alzheimer's Disease (AD) and Niemann Pick type C disease.

- Assisted in the research goals of graduated Master's student, Emma Wu, and Principal Investigator,
Dr. Paulina Ordonez
1) Using isogenic hiPSC-derived knock-out NPC1 neuronal lines to confirm that the pathological
autophagy phenotypes observed in patient derived Niemann Pick Type C1 lines are caused by loss

of function of NPC1 and not by other factors related to each patient's genetic background
2) Using the CRISPR/Cas9 system to generate isogenic NPC1L1 knockout neuronal lines to
elucidate the role of NPC1L1 in cholesterol turnover in the lysosomes of NPC1 deficient neurons
- Performed and troubleshooting CRISPR/Cas9 Genome editing
- Metabolic characterization of mitoprotective compounds in NPC1 Neurons
- Managed iPSC and neuronal lines, both wild-type and drugged
- Performed western blotting, qPCRs, and PCRs; FACS sorting; Confocal Imaging; cell-based assays and
- BCA protein assays; DNA/RNA extraction
- Data collection and analysis using ImageJ , VIAS, Neuronstudio, Cell Profiler
- Scientific literature review and assisting with grant proposals
- Organized and presented data at weekly lab meetings with Dr. Lawrence Goldstein

https://medschool.ucsd.edu/som/cmm/research/labs/goldstein/Pages/default.aspx

Tengeru Government Hospital
Medical Assistant
June 2018 - September 2018 (4 months)
Tengeru, Tanzania

- Assisted with vaginal deliveries and C-sections
- Recorded vitals of women and children in the maternity ward and pediatric department
- Assisted nurses in pre-checkup of children in the pediatric department
- Collected details and organized records of patients pre/post delivery, as well as outpatients
- Arranged for for hospital administrative and laboratory services

The Partho Ghosh Laboratory
Laboratory Assistant
September 2017 - May 2018 (9 months)
Greater San Diego Area

- Prepared buffer solutions, antibiotics, and agar plates
- Autoclaved dry laboratory supplies and wet specimen
- Organized, ordered, and restocked chemicals and other laboratory specimens

- Observed weekly findings presentations

Global Cloud Xchange
Legal Intern
July 2016 - September 2016 (3 months)
Manhattan, New York

Liaison with large corporations - Bank of America, Morgan Stanley, etc. - on behalf of GCX

Consolidated list of services from partnering corporations

Learned about the functioning and fundamentals of corporate law

Data filing and processing

Proofread and verified information on official documents and MSAs

Aided in the creation of data exchange policies regarding leases with clients and management

Aided in the creation of an online data retention policy for GCX

The Times
Editorial Intern
September 2015 - September 2015 (1 month)

Wrote articles for the Health and Wellbeing section

Covered local stories

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Education

University of California San Diego
Bachelor of Science - BS, Physiology and Neuroscience, Specialization: Computer Science · (September 2016 - 2020)

Emory University
Master of Public Health - MPH, Applied Epidemiology · (August 2022)

Harvard University
SSP Undergraduate Credit, International Relations and Affairs · (2015 - 2015)

Oberoi International School
High School Diploma, IB Diploma · (2012 - 2016)